Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-120956

MEDIALINK WORLDWIDE INCORPORATED
PROSPECTUS SUPPLEMENT NO. 2
DATED JUNE 21, 2007
TO
PROSPECTUS DATED DECEMBER 15, 2004, AS SUPPLEMENTED

2,271,872 SHARES OF COMMON STOCK

On November 9, 2004, we sold $5,000,000 aggregate principal amount of our Variable Rate Convertible Debentures due November 9, 2009 (“Debentures”) and Common Stock Purchase Warrants (“Warrants”) in a private placement, pursuant to a Securities Purchase Agreement, dated as of November 8, 2004, among us and the initial purchasers named therein (the “Selling Stockholders”). This prospectus supplement relates to our prospectus dated December 15, 2004, as supplemented on November 22, 2006 (the “Prospectus”) that may be used by the Selling Stockholders to sell their shares of our common stock (the “Shares”) upon conversion of $5,000,000 aggregate principal amount of the Debentures at $4.05 per share, shares issuable upon the exercise at $3.99 per share of the related Warrants and any additional shares issuable in connection with certain anti-dilutive provisions.

This prospectus supplement supplements and should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This prospectus supplement is qualified by references to the Prospectus and the documents and information incorporated by reference therein, except to the extent that the information in this prospectus supplement updates or supersedes the information contained or incorporated by reference in the Prospectus.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE SECTIONS TITLED “RISK FACTORS” BEGINNING ON PAGE 9 OF THE PROSPECTUS AND ON PAGE 6 OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2007 AND INCORPORATED BY REFERENCE HEREIN, TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is June 21, 2007.

SELLING STOCKHOLDERS

We originally registered 2,271,872 shares of our common stock (the “Shares”) offered by the Prospectus on behalf of the Selling Stockholders pursuant to a registration rights agreement we entered into with the Selling Stockholders in connection with their investment in our private placement of Debentures and Warrants that are convertible and exercisable, respectively, into our common stock in the amounts listed below. No Selling Stockholder has had any position, office or other relationship material to us or any of our affiliates. Selling Stockholders may use the Prospectus and this prospectus supplement from time to time to offer or sell the Shares.

The following table sets forth information concerning beneficial ownership for each Selling Stockholder and updates and supplements the information contained in the table appearing under the heading “Selling Stockholders” beginning on page 15 of the Prospectus. Effective April 10, 2007, Omicron Master Trust (“Omicron”), a Selling Stockholder in the Prospectus, transferred 119,483 Warrants to Portside Growth and Opportunity Fund with our consent, representing its entire remaining interest in the Company. On February 20, 2007, Bluegrass Growth Fund, LP and Bluegrass Growth Fund, Ltd., Selling Stockholders in the Prospectus, each exercised 23,100 Warrants. In February and January 2007, Smithfield Fiduciary LLC, a Selling Stockholder in the Prospectus, converted Debentures with an aggregate face value of $650,000 into 160,494 shares of Common Stock. The information below is based on information that has been provided to us by or on behalf of the Selling Stockholders. Unless otherwise indicated below, none of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the Selling Stockholders may from time to time use the Prospectus and this prospectus supplement to offer all or some portion of the Shares offered hereby, we cannot provide an estimate as to the amount or percentage of any such type of security that will be held by any Selling Stockholder upon termination of any particular offering or sale under the Prospectus and this prospectus supplement.

For the purposes of the following table, the number of Shares of our common stock beneficially owned has been determined in accordance with Rule 13d-3 of the Exchange Act of 1934, as amended, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which a Selling Stockholder has sole or shared voting power or investment power and also any shares that selling stockholder has the right to acquire within 60 days of the date of this prospectus supplement through the exercise of any stock option, warrant or other rights.

SELLING STOCKHOLDERS

	NUMBER OF SHARES BENEFICIALLY OWNED PRIOR TO OFFERING AND OFFERED HEREBY (2)		SHARES BENEFICIALLY OWNED AFTER
NAME OF SELLING STOCKHOLDER (1)	NUMBER	PERCENT	OFFERING

Smithfield Fiduciary LLC (3)	384,755	5.7%	(4)
Iroquois Capital, LP (5)	668,706	9.5%	(4)
Bluegrass Growth Fund, LP (6)	6,046	*	(4)
Bluegrass Growth Fund, Ltd. (7)	6,046	*	(4)
Rockmore Investment Master Fund Ltd. (8)	172,716	2.6%	(4)
Portside Growth and Opportunity Fund (9)	372,532	5.5%	(4)
__________________
* Less than one (1%) percent

(1) Information regarding the Selling Stockholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus supplement if and when necessary.

(2) Assumes conversion of the Debentures and exercise of the Warrants. Pursuant to the terms of the Debenture and the Warrant, each Selling Stockholder has agreed that it shall not have the right to convert any portion of the Debenture or exercise any portion of the Warrant if immediately thereafter such Selling Stockholder would beneficially own in excess of 4.99% of our outstanding common stock immediately after giving effect to such conversion or exercise.

(3) Highbridge Capital Management, LLC (“Highbridge”), is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and has voting control and investment discretion over the securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge and have voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Each of Highbridge, Glen Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield.

(4) Because the Selling Stockholders may, in connection with this prospectus supplement, offer all or some portion of the common stock they presently hold, no estimate can be given as to the amount of the common stock that will be held by each Selling Stockholder upon completion of any such sales.

(5) Joshua Silverman has voting and investment control over shares beneficially owned by Iroquois Capital, LP. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital, LP.

(6) Bluegrass Growth Fund Partners is the managing partner of Bluegrass Growth Fund, LP. By virtue of such relationship, Bluegrass Growth Fund Partners may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund, LP. Bluegrass Growth Fund Partners disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners with respect to the shares of common stock owned by Bluegrass Growth Fund, LP. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund, LP. Mr. Shatz disclaims beneficial ownership of such shares of our common stock and has no legal right to maintain such delegated authority.

(7) Mr. Brian Shatz is a director of Bluegrass Growth Fund, Ltd., and has delegated authority from the shareholders of Bluegrass Growth Fund, Ltd., with respect to the shares of common stock owned by Bluegrass Growth Fund, Ltd. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund, Ltd. Mr. Shatz disclaims beneficial ownership of such shares of our common stock and has no legal right to maintain such delegated authority.

(8) Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of the date of this prospectus supplement, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(9) Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment advisor of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. The investment advisor to Portside is Ramius Capital. An affiliate of Ramius Capital is an NASD member. However, this affiliate will not sell shares to be offered by Portside through this Prospectus and will receive no compensation whatsoever in connection with sales of shares by Portside through this Prospectus.

Our registration of these shares of common stock does not necessarily mean that the Selling Stockholders will sell any or all of the Shares offered hereby. The information concerning the Selling Stockholders included in this prospectus supplement has been supplied to us by the Selling Stockholders or their representatives. We have relied upon this information in preparing this prospectus supplement.